Oncolytics Biotech® and SOLTI Present Positive Translational Data at SABCS

Pelareorep induced prominent expansion of pre-existing Tumor Infiltrating Lymphocytes (TILs) in the blood and new TILs in the tumor

Data highlights the association between the expansion of existing TILs in the blood and decreased tumor size

Results affirm pelareorep’s role as an immunotherapy

SAN DIEGO, CA and CALGARY, AB, December 7, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced the presentation of additional translational data from the AWARE-1 breast cancer window-of-opportunity study conducted in combination with SOLTI-Innovative Cancer Research at The San Antonio Breast Cancer Symposium (SABCS).

“Translational data presented from the AWARE-1 study at SABCS showed that pelareorep induced the expansion of tumor-infiltrating lymphocytes, or TILs, in matched tumor biopsy and peripheral blood samples of newly diagnosed breast cancer patients. In addition, sequencing of the T cell receptors (TCRs) showed a more prominent expansion of existing TIL clones in the blood. We consider these results to be positive and important because they build on additional translational results reported this fall at two other medical meetings, The Society for Immunotherapy of Cancer (SITC) and The European Society for Medical Oncology (ESMO), from the AWARE-1 and GOBLET studies respectively, and provide further support for pelareorep’s unique immunologic mechanism of action,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “Taken together, these translational data affirm pelareorep’s ability to enhance T cell infiltration into tumors and expand TILs in the peripheral blood, which have been correlated with tumor response. We intend to incorporate these learnings into the designs of our registrational studies in metastatic breast cancer and pancreatic cancer.”

Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics, commented, “A review of the AWARE-1 study translational data presented at this year’s SABCS and previous scientific conferences demonstrates that pelareorep treatment, especially in combination with atezolizumab, results in:

•an increase in CelTIL score, which correlates with improved clinical outcomes in breast cancer
•increased CD8+ T cell infiltration into tumors
•the generation and expansion of T cell clones, especially TILs
•the upregulation of tumor PD-L1 expression

These findings confirm that pelareorep remodels the tumor microenvironment and stimulates tumor-directed immune responses, effects we believe are driven by the introduction of pelareorep’s double-stranded RNA into cancer cells.”

Dr. Heineman concluded, “Results from multiple prior studies lead us to believe that pelareorep has the potential to fill very important treatment gaps for both breast and pancreatic cancer patients. The translational data reported this fall emphasize the importance of TIL clone expansion in pelareorep-treated patients and represents an important area for further exploration. We believe that analysis of TIL clone expansion could become a helpful precision tool to provide an early indication of treatment response and serve as a potential guide to patient care with pelareorep. We remain dedicated to expeditiously advancing the clinical development of pelareorep in support of our goal to provide cancer patients with improved treatment options.”

Summary of Data and Findings for TIL-TCR-Seq from the AWARE-1 Study:

Samples: From the AWARE-1 window-of-opportunity study of patients with early-stage HR+/HER2- breast cancer:
•Collected from two patient cohorts, treated with pelareorep plus letrozole (cohort 1) or pelareorep plus letrozole and atezolizumab (cohort 2)
•Matched tumor and peripheral blood samples collected at two time points:
o#1 at the beginning of the study on Day 1 and

o#2: Day 21 - when tumors were surgically removed

Evaluation:
•Composite T cell scores, a tool to evaluate cellularity, previously analyzed according to the CelTIL scale; data provided in the poster for reference
•T cell fractions, to assess the TIL-fraction of T cells
•T cell Receptor Analysis, using T cell receptor sequencing (TCR Seq) as a proxy to analyze the number of TIL-specific clones and assess their origin, from pre-existing or new clones
•T cell data was analyzed to assess T cell clonal expansion according to origin (existing or new) at both time points (baseline and Day 21) and tissue samples (tumor biopsy or peripheral blood), using Adaptive Biotechnology’s Immunoseq’s protocol

Results: Pelareorep induced the expansion of existing TIL clones as well as new clones. These data are consistent with results from posters recently presented at SITC and ESMO and affirm that pelareorep functions as an immunotherapeutic agent.
•CelTIL showed a composite increase in T cells: as previously reported, the majority of patients in both cohorts achieved an increase in CelTIL scores, with 60% of patients in Cohort 2 achieving a 30% increase in CelTIL scores, the primary endpoint of the study
•T cell fractions showed that TILs increased in both study cohorts (1.27 fold in Cohort 1, 2.74 fold in Cohort 2), with a greater increase in Cohort 2
•Clonal expansion results showed that pelareorep induced an expansion of TILs in tumor and peripheral blood with:
oIn tumors, new clones were more prominent
oIn peripheral blood, existing clones were more prominent
oIn cohort 2, there was greater overall expansion (qualified by the small numbers)

About AWARE-1
AWARE-1 was an open-label window-of-opportunity study in early-stage breast cancer. The study combined pelareorep, without or with atezolizumab, and standard of care therapy according to breast cancer subtype. Tumor tissue was collected from patients as part of their initial breast cancer diagnosis, again on day three following initial treatment, and finally at three weeks following treatment, on the day their tumor is surgically resected. Key objectives of the study were to confirm that pelareorep is acting as a novel immunotherapy, to evaluate potential synergy between pelareorep and checkpoint blockade, and to collect biomarker data. The primary endpoint of the translational study was overall CelTIL score (a measurement of cellularity and tumor-infiltrating lymphocytes). Secondary endpoints for the study included safety and tumor and blood-based biomarkers. AWARE-1 met its primary endpoint of overall CelTIL score in 2021 (link to the PR, link to the poster). Additional biomarker data announced in 2022 showed pelareorep’s potential to improve the prognosis of breast cancer patients (link to the PR, link to the poster).

Poster Information

Poster Title	T Cell Receptor Sequencing to Monitor Pelareorep-Induced Expansion of Tumor Infiltrating Lymphocytes
Presentation ID	PO1-02-01
Session	Poster Session 1
Poster Date & Time	Wednesday, December 6, 2023 from 12 p.m. – 2 p.m. Central Time

A copy of the poster is available on the Oncolytics website and can be found by clicking here.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding the timing and anticipated content of upcoming poster presentations involving pelareorep; Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans to advance towards registrational studies in metastatic breast cancer and pancreatic cancer; our plans to expeditiously advance the clinical development of pelareorep in support of our goals; our stated goals and objectives; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com